ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901
April 6, 2020
VIA EDGAR TRANSMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re:    ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 121 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Sutcliffe
This correspondence is in response to comments you provided to the Trust on behalf of the staff (the “Staff”) of the Commission on April 6, 2020, with respect to the ETFMG Drone Economy Strategy ETF (the "Fund") and the Trust’s Post-Effective Amendment No. 121 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on February 7, 2020 for the purpose of replacing the Fund's index, changing the Fund's investment objective, principal investment strategies and risks, and changing the Fund's name. For your convenience, your comments have been reproduced with responses following each comment.
Comment 1. As the index methodology does not reference "global," the name change to "Wedbush ETFMG Global Cloud Technology ETF" is misleading.
Response: The Trust respectfully submits that the use of the term “global” in the Fund’s name is consistent with the Staff’s guidance. The Rule 35d-1 Adopting Release states that a fund using “global” in its name is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended. The Staff stated that it “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). In response to questions from Investment Company Institute (“ICI”) members on fund names that include the term “global,” the ICI issued a memo stating that the Staff believes that one way a fund with the term “global” in its name could satisfy the mandate to invest its assets in investments that are tied economically to a number of countries throughout the world would be to invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the U.S. or, if conditions are not favorable, invest at least 30% of its assets outside the U.S.
The Fund’s portfolio will easily meet this standard described by the ICI. Therefore, the Trust believes that the use of the term “global” in the Fund’s name is appropriate. The Fund’s Index will be rebalanced on a quarterly basis, and if the Trust observes that the Fund’s portfolio may become inconsistent with the use of the term “global” in the Fund’s name, the Trust will re-visit the name of the Fund.
Comment 2. Please disclose how many components will be in the index.
Response: The Prospectus will disclose the following language: As of the date of this Prospectus, there are 48 components to the Index.
If you have any questions regarding the enclosed, please do not hesitate to contact Kent Barnes at 414‑765‑6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust